Exhibit 99.1

Brookfield Residential Properties Inc.

Brookfield Residential Announces 2014 Second Quarter Financial Results Conference
Call and Webcast and Preferred Share Conversion

Calgary, Alberta, July 3, 2014 – Brookfield Residential Properties Inc. (TSX:BRP)(NYSE:BRP) today announced that its 2014 second quarter financial results will be released on Wednesday, August 6, 2014 after the market closes.

Analysts, investors and other interested parties are invited to participate in the conference call and webcast on Thursday, August 7, 2014 at 11 a.m. (EST) to discuss with members of senior management our results and current business initiatives. To participate in the live conference call, dial 1.800.319.4610 and if you reside outside of North America dial 1.604.638.5340.  You can also join the webcast at http://services.choruscall.ca/links/brp140807.html

Brookfield Residential Properties Inc. today also announced that all of its issued and outstanding 8% Convertible Preferred Shares, Series A (the “Preferred Shares”) will be converted into common shares of the company (“Common Shares”) effective as of August 1, 2014. The terms of the Preferred Shares provide that in the event that on or after June 30, 2014, the average of the volume weighted closing price of the Common Shares over the 90 consecutive trading days immediately prior to the date of determination is greater than US$18.30 per Common Share, the company may elect that all of the Preferred Shares be automatically converted into Common Shares. Based on the average of the volume weighted closing price of the Common Shares over the previous 90 consecutive trading days, the company elected to convert the Preferred Shares and mailed notice to the holders thereof in accordance with the terms of the Preferred Shares.  As of the date of this press release, 839 Preferred Shares are outstanding and will be converted at the conversion rate of 2.731787605 Common Shares for each Preferred Share, in accordance with the terms of the Preferred Shares.

Brookfield Residential Properties Inc. (BRP) is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

For more information, please visit our website at  www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Tel: 403.231.8952 Email: nicole.french@brookfieldrp.com	Andrew Willis Tel: 416.369.8236 Email: andrew.willis@brookfield.com